

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 27, 2007

Mr. James H. Moore
Chief Financial Officer
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, WA 99201

> **Re:** **Mines Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006, as amended**
> **Filed March 27, 2007**
> **File No. 001-32074**

Dear Mr. Moore:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2007, as amended on March 27, 2007</u>

<u>Consolidated Statements of Income, page 33</u>

1. We note you present stock-based compensation as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash

compensation paid to the same employees or consultants. Refer to SAB Topic 14:F for further guidance.

Note 1. Organization and Summary of Significant Accounting Polices, page 36

2.   We note your disclosure that "Significant property acquisition payments for active exploration properties are capitalized. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned." Based on this disclosure, please tell us how your evaluation for the recoverability of your property acquisition costs complies with paragraph 8 of FAS 144, which requires testing for the impairment of long-lived assets whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. In this regard, it appears that you test for impairment only in the period when a property is considered abandoned. Please advise.

3.   In addition, please explain how your capitalization of property acquisition payments for "active" exploration properties complies with the guidance in EITF 04-2.

4.   We note your disclosure on page 39 that "reclassification of common stock and additional paid-in capital has been made to present common stock at par value of $.001 per common share with no effect on previously reported total stockholders' equity." Please explain to us in greater detail the facts and circumstances surrounding this reclassification.

Note 3. Mining Properties, page 39

5.   We note your disclosure that "Mining properties are comprised of acquisition, exploration, and development costs related to the Advance and Iroquois properties in the Northport region of northeastern Washington State and the Montanore property in northwestern Montana." Please provide us with a schedule that quantifies the amount of exploration and development costs that were capitalized for each property and for each period presented. In addition, please address the following:

- Explain how your capitalization of exploration costs complies with your accounting policy. In this regard, you disclose on page 36 that "All exploration expenditures are expensed as incurred."

- Tell us why you believe it was appropriate to capitalize development costs given your disclosure on page 9 that you have "no proven or probable reserves on any of [y]our properties."

Note 5. Stock Options, page 40

6.   We are unable to locate all of the disclosures required by paragraph A240 of FAS 123R. Please review the disclosure requirements and expand your disclosure as necessary or otherwise confirm, if true, that all disclosures as necessary have been made. In this regard, and without limitation, please consider the disclosures required by the following paragraphs of FAS 123R: A240(c), (d), (f), (g), (h), (i), (j) and (k) . Refer to the illustration of disclosures in paragraph A241 for further guidance.

Note 9. Business Combination, page 44

7.   Please expand your disclosure to explain in greater detail the terms of the stock transfer agreement among Noranda Minerals Corporation, Normin Corporation and Newhi, Inc that took place on May 31, 2006. Please tell us and disclose how you accounted for this transaction and the accounting literature you relied upon in support of your accounting treatment.

Executive Compensation, page 49

Summary Compensation, page 52

8.   We note your statement in footnote (4) that the "options to purchase 40,000 shares of common stock granted to Mr. Dobbs on July 10, 2006 have no fair value as they are not yet vested." Based on this statement, please tell us how you considered the guidance in paragraph 21 of FAS 123R, which states "A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date."

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief